P.E.
7-31-02

333-12218

02050012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

ClearWave N.V.

(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TIW

Press Release
For Immediate Publication

EBRD to Arrange Loan Facility of Up to US$ 300 million for MobiFon

Montreal, Canada and Amsterdam, the Netherlands, July 30, 2002 - Telesystem International Wireless Inc. ("TIW") and ClearWave N.V ("ClearWave") are pleased to announce that the European Bank for Reconstruction and Development ("EBRD") has been mandated by their subsidiary MobiFon S.A. to act as the lead arranger of a US$ 300 million senior loan facility. MobiFon S.A. is the largest GSM operator in Romania.

The proposed 6 year senior loan financing consists of an EBRD loan of up to US$ 230 million, including an EBRD A-Loan of up to US$ 120 million and an EBRD B-Loan of up to US$ 110 million jointly arranged and underwritten by ABN AMRO Bank NV and Bank Austria Creditanstalt. Two parallel loans of US$ 35 million each from Export Development Canada and Nordic Investment Bank are also expected to be part of the financing. MobiFon intends to use the proceeds from the loan to repay all existing indebtedness and to fund its continued growth. The loan package is subject to the completion of certain conditions including the negotiation and execution of definitive agreements and the receipt of certain approvals.

MobiFon leads the mobile communications market in Romania with 2,180,000 GSM customers at the end of March 2002. MobiFon launched the first GSM network in Romania, on April 15, 1997 under the brand name Connex. The Connex network covers 95 percent of the Romanian population and offers roaming services in 90 countries/areas, through 203 operators.

About TIW and ClearWave N.V.

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.2 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

TIW

FOR INFORMATION:

IN NORTH AMERICA:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
☎ (514) 673-8443
sdupuis@tiw.ca

IN CENTRAL/EASTERN EUROPE:

IGOR PREROVSKY
ClearWave N.V.
☎ + 4202.7117.1551
igor.prerovsky@oskarmobil.cz

Our web site addresses are:
www.tiw.ca
www.clearwave.cz
www.connex.ro

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

By: ______________________

Name: Cornelis van Ravenhorst
Title: Managing Director

Date: July 31, 2002